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[Letterhead of Eversheds Sutherland (US) LLP]
October 10, 2017
VIA EDGAR
Jay Williamson, Esq.
Chad Eskildsen, Senior Staff Accountant
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pathway Energy Infrastructure Fund, Inc.
Registration Statement on Form N-2
(File Nos. 333-219511 and 811-22807)

Dear Messrs. Williamson and Eskildsen:
On behalf of Pathway Energy Infrastructure Fund, Inc. (the “Fund”) set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on September 29, 2017 regarding Pre-Effective Amendment No.1 to the Fund’s Registration Statement on Form N-2 (File Nos. 333-219511 and 811-22807) (the “Registration Statement”) and the prospectuses contained therein (each, a “Prospectus” and collectively, the “Prospectuses”). References to the “Act” below refer to the Investment Company Act of 1940, as amended.

Legal Comments:

1.
(Notes to Financial Statements, Note 2 – Going Concern Matters) We note your audit firm has given a going concern opinion on your financial statements. Please tell us how and where your risk factors address the substantial doubt about your ability to continue as a going concern.

Response: The Fund advises the Staff that it addresses the risks related to the concern expressed in Note 2 to its Financial Statements in the second full risk factor on page 32 of the Prospectus and in the first risk factor under the subheading “Risks Related to an Investment in Our Shares” on page 36 of the Prospectus. The Fund will update these risk factors to take into account the additional information in Note 2 to its Financial Statements.

2.
(Notes to Financial Statements, Note 2 – Going Concern Matters) The disclosure here indicates that distributions are funded through expense payments from the Adviser. Earlier, you indicate the amounts reflect a return of capital. Please explain to us the source of the distribution payments and how it is reflected in the financial statements.

Response: The Fund advises the Staff that its distributions are funded through expense support payments, which are reflected in the Fund’s Financial Statements on its Statement of Operations as an offset to total expenses (see page F-4 of the Registration Statement). Because the payments made by the Adviser under the expense support agreement are disregarded for tax purposes and are not treated as income to the Fund, the distribution of such amounts is characterized for tax purposes as a return of capital. Despite the fact that the distributions are funded by the expense support payments, FASB ASC 946-20-50-8 requires that the Fund disclose the distributions as a return of capital so that it is consistent with the tax basis of the distribution.

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October 10, 2017 Page 2

Accounting Comments:

3.	(Fees and Expenses – Example, p.23) We have calculated different amounts for these examples. Please review your calculations and revise if appropriate.

Response: The Fund has reviewed its calculations and revised the examples included in the Fees and Expenses section of the Prospectus.

4.
(Notes to Financial Statements, pp. F-10 – F-27) The heading on each page of the notes references June 30, 2016, however, these appear to be the 2017 Financial Statement Notes. Please revise as appropriate.

Response: The Fund has revised the headings on the pages referred to in the Staff’s comment.

5.
(Notes to Financial Statements – Note 7 - Investor Services Agreement, p. F-21) Please provide us the details of the specific types of expenses that are included in the $72,750 of offering expenses incurred by Stratera Holdings in accordance with the Investor Services Agreement. The Staff has reviewed the agreement filed on February 14, 2014, and the list of services covered by the agreement does not appear to include services that would be considered offering expenses under U.S. GAAP.

Response: The Fund advises the Staff that the $72,750 of “offering expenses” incurred by Stratera Holdings relate to stockholder-related legal and financial advisor correspondence, including responding to due diligence requests. The Fund believes that these costs are properly characterized as “legal fees pertaining to the investment company’s shares offered for sale” which are included in the definition of “offering costs” under the FASB ASC glossary. The Fund advises the Staff that such expenses fall within the “Shareholder ‘touchpoints’” category of services included in the list of services covered by the Investor Services Agreement included as an exhibit to the Fund’s registration statement filed on February 14, 2014.

* * * * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472.

Sincerely,

Cynthia R. Beyea

cc:    M. Grier Eliasek, Prospect Capital Management L.P.
Stanton Eigenbrodt, Stratera Holdings, LLC